June 14, 2019

Mark M. Manno
Interim Co-CEO, CAO and CLO
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd
Bristol, TN 37620

C. Andrew Eidson
Interim Co-CEO and CFO
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd
Bristol, TN 37620

       Re: Contura Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-38735

Dear Mr. Manno:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.



Form 10-K for Fiscal Year Ended December 31, 2018

Item 1. Business
Marketing, Sales and Customer Contracts, page 11

1. On page 30, you state, "The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues and profitability." On page 163, you disclose that two customers individually exceed 10% of your 2018 total revenues. In addition, your top customer has grown year over year as a % of total revenues. Please tell
 Mark M. Manno
Contura Energy, Inc.
June 14, 2019
Page 2
         us the name of each significant customer and explain in detail how you concluded the loss of these customers would not have a material adverse effect. Alternatively, provide the disclosures required by Item 101(c)(1)(vii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769 if
you have any questions.



                                                             Sincerely,
FirstName LastNameMark M. Manno
                                                             Division of
Corporation Finance
Comapany NameContura Energy, Inc.
                                                             Office of
Beverages, Apparel and
June 14, 2019 Page 2                                         Mining
FirstName LastName